SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 10, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3	Bologna 40132	ITALY

(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

        (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: March 21, 2005	By:	/s/ FABRIZIO NARDI

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

DUCATI MOTOR HOLDING:
NEW INTERNATIONAL ACCOUNTING STANDARS IAS/IFRS

          Bologna, Italy, March 16, 2005 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, informs that at the time of preparation of 2004 draft financial statetemts, the transition process relating to the IFRS had not been completed and therefore, the Company, in line with allowances made by CONSOB in the reference document “International accounting standards: interim financial reports, offering/listing prospectuses, definition of the concept of related parties”, published on February 17, 2005, will draw up the 2005 first Quarterly Report using the same principles as those of 2004 consolidated financial statements, as provided for in the current law.

          Should the company be unable to apply the IAS 34 and, as provided for by Consob in the same document, the 2005 second Quarterly Report and Semi-annual Report will be compiled using the same principles as for the consolidated financial statements, as provided for according to the current law and a reconciliation of the Shareholder Equity and the Net Profit (Loss) will be given, drawn up on the basis of international accounting principles.

          The 2005 third and fourth Quarterly Reports will be drawn up in accordance with IAS/IFRS accounting standards.

          As allowed for in the above-mentioned Consob document, the Quarterly Reports for 2005 will not be subject to any audit, whereas the Semi-Annual Report of June 30, 2005, will undergo a limited audit in compliance with the Consob resolution no. 10867 of July 31, 1997. The audit methodology will in any case be in line with the technical documents which will presumably be prepared by Consob and the accounting profession.

          Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

          This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

          These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy
Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com